Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

April 24, 2018

VIA EDGAR

Lisa Larkin

Senior Counsel U.S. Securities and Exchange Commission (the “Commission”)

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Eaton Vance Tax-Managed Buy-Write Income Fund and Eaton Vance Tax-Managed Buy-Write Opportunities Fund (each a “Fund” and together the “Funds”) (File Nos. 811-21676 and 811-21735, respectively)

Dear Ms. Larkin:

This letter responds to comments provided telephonically to the undersigned on April 23, 2018 regarding the registration statement of each Fund on Form N-2filed on April 16, 2018 (the “Filing”). The comments and the Funds’ responses are set forth below.

Comment 1: On the each Fund’s POS 8C filing cover sheet, please acknowledge that each Fund will include the following disclosure: “The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.”

Response 1: Each Fund acknowledges this comment.

Comment 2: In each Fund’s Prospectus, in the “Special Risk Considerations” section under “Derivatives Risk”, a reference is made to “other derivatives instruments”. Please clarify what types of derivatives are included in that reference and include any applicable strategy or risk related to such derivatives.

Response 2: The following sentence will be added as the second sentence under “Special Risk Considerations - Derivatives Risk” in each Fund’s Prospectus: “Other derivatives instruments may include purchase and sale of derivative contracts based on equity and fixed-income indices and other instruments, covered short sales, purchase and sale of futures contracts and options thereon, forward sales of stock, the purchase and sale of forward currency exchange contracts and currency futures and various transactions such as swaps, caps, floors or collars.” In addition, disclosure will be added to each Fund’s Prospectus under Additional Investment Practices regarding forward foreign currency exchange contracts, equity swaps, caps and floors, collars, and futures and options on futures.

Comment 3: If either Fund intends to enter into credit default swaps, confirm that each Fund will segregate the full notional amount payable under the agreement.

Response 3: Although each Fund does not presently intend to enter into credit default swaps, as currently required by the Investment Company Act of 1940, as amended, if each Fund were to enter into such a transaction, each Fund confirms it would be required to segregate the full notional amount that would be payable under the agreement.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8655.

Very truly yours,

/s/ Jeanmarie Valle Lee

Jeanmarie Valle Lee

Vice President